Exhibit 99.1
TechFaith Reports 1Q2011 Revenue Increases 29% Compared to 1Q2010;
Gross Margin Improves to 32%; Net Income up 94% Compared to 1Q2010
Beijing, China, May 24, 2011 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced unaudited financial results for the first quarter ended March 31, 2011.
For the first quarter of 2011, TechFaith reported net revenue of US$78.7 million, a 29% increase compared to US$60.9 million in the first quarter of 2010, and a 2% increase compared to US$76.9 million in the fourth quarter of 2010. Gross margin for the first quarter of 2011 improved to 32% compared to 22% in the same quarter last year and 28% in the previous quarter.
Income from operations for the first quarter of 2011 was US$15.8 million, a 151% increase compared to US$6.3 million in the same quarter last year, and a 31% increase compared to US$12.1 million in the previous quarter. Net income attributed to TechFaith for the first quarter of 2011 was US$13.8 million or US$0.26 per basic and diluted weighted average outstanding ADS, compared to US$7.1 million or US$0.15 per basic weighted average outstanding ADS and US$0.07 per diluted weighted average outstanding ADS in the first quarter of 2010, compared to US$8.9 million or US$0.17 per basic and diluted weighted average outstanding ADS in the fourth quarter of 2010.
TechFaith has restated the 2009 financial statements as a result of the Company’s application of a more appropriate accounting treatment in relation to its 8% senior secured convertible promissory notes (the “Notes”) issued to affiliates of IDGVC Partners in 2009. TechFaith will explain the background and details of the accounting treatment in the Company’s annual report on Form 20-F for 2010 to be filed with the Commission. As a result of the restatement, the financial results for the first three quarters of 2010 were adjusted: the interest expense in relation to the Notes was adjusted from US$265,000 to US$56.0 and the net income for the three months period ended March 31, 2010 was adjusted from US$6.9 million to US$7.1 million. The Notes were subsequently converted into ordinary shares in the Company and one of the Company’s subsidiaries in September 2010, pursuant to the original conversion terms. The Company does not expect the restatement and adjustment will have any impact to the Company’s future financial results and positions.
Ms Ouyang Yuping, TechFaith’s CFO, said “This was another strong quarter for us. Our gross margin of 32% reflects the continued success in our sales of higher margin products to our ODP customers, growth in our branded mobile phone business and growth in our gaming business. Continued success in our brand name phone sales business was led by strong demand from customers in the China market. Importantly, we continue to strengthen our financial position in order to securely support the Company’s future growth opportunities in the domestic China market and worldwide. We ended the first quarter of 2011 with approximately US$4.06 per ADS in cash and cash equivalents.”
Mr. Deyou Dong, President and COO of TechFaith in charge of the Company’s mobile phone business, said, “Demand for our mobile phone products remains strong based on our innovative offerings, quality performance, functionality and total value offered by TechFaith. We plan to launch an additional six models in the second quarter of 2011, of which the majority will be smartphones as we leverage continued demand for Android-based solutions. We are also seeing increased traction in our traditional ODP mobile phone business, with recent wins in the area of mobile solutions for corporate clients in the China market, the U.S. market and the Latin American market. This directly reflects our sales and marketing strategy. Overall, we are well positioned in the market, which has substantial growth potential, given our capabilities to tailor hardware and software solutions to meet customers’ specific needs.”

Mr. Defu Dong, Chairman and CEO of TechFaith, added, “We have achieved continued progress in our mobile phone business and our motion gaming business, with new hardware offerings and our recent announcement of three major content licensing agreements. We have a powerful, clear business vision, under which our mobile phone business focuses on mobile solutions providing business and brand name phone sales business; and our gaming business focuses on the motion gaming line. For the motion gaming business, we have achieved further significant growth led by our unique products which differentiate TechFaith. Sales of our motion gaming devices were also much higher, as we have reached unit sales approximately 40,000 to 50,000 per month. We expect the sales of motion gaming devices to further increase as we will launch our 17Vee motion gaming console box in the second quarter of 2011. We have had positive responses in the pre-launch phase of our 17Vee motion gaming box. We expect the growth in our motion gaming business, together with the continued development in our mobile phone businesses, will help drive further growth in 2011.”
Second Quarter 2011 Outlook
The below forecast reflects TechFaith’s current and preliminary view, which is subjected to change. TechFaith currently expects revenue for the second quarter of 2011 to be in the range of US$82.0 million to US$84.0 million, with gross margin levels similar to the first quarter of 2011.
Investor Conference Call / Webcast Details
TechFaith will hold a conference call on Tuesday, May 24, 2011 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Tuesday, May 24, 2011 in Beijing). The dial-in phone number is +1-617-614-3450. The conference call passcode is 46471106. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call through 10:00 a.m. U.S. Eastern Time on May 31, 2011, (10:00 p.m., May 31, 2011 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 40284375. A webcast replay will also be available at http://www.techfaithwireless.com.
About TechFaith
TechFaith (NASDAQ: CNTF) has three primary businesses. Under the TechFaith umbrella, the Company is a leading global mobile solutions provider for global mobile handsets market (Which previous called ODP (Original Developed Product) business)). Under its TecFace brand, the Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing Smartphone market targeting users and Operators through its QIGI brand; Outdoor and Sports enthusiasts through its Jungle brand; and the Teen market through licensed brands. Under the Company’s 17Vee brand, the Company has built a leading, intellectual property based motion gaming business ranging from Bluetooth enabled motion gaming controllers and software to a recently launched proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com, www.17vee.com and www.798game.com.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended
	March 31		December 31
	2011	2010	2010
	(As adjusted)(1)

Revenues:
ODP	$53,808	$54,438	$55,982
Brand name phone sales	14,914	5,211	14,366
Game	9,958	1,257	6,527

Total net revenues	78,680	60,906	76,875

Cost of revenues:
ODP	40,365	44,259	45,646
Brand name phone sales	8,899	3,154	7,706
Game	4,121	70	2,067

Total cost of revenues	53,385	47,483	55,419

Gross Profit	25,295	13,423	21,456

Operating expenses:
General and administrative	4,443	2,947	5,526
Research and development	3,279	2,995	2,853
Selling and marketing	2,352	1,289	1,771

Total operating expenses	10,074	7,231	10,150

Government subsidy income	538	100	8
Other operating income	—	5	767

Income from operations	15,759	6,297	12,081

Interest expense	—	—	—
Interest income	277	184	252
Investment income	883	—	142
Other income (expense), net	1	—	(120)
Change in fair value of derivatives embedded in convertible notes	—	3,343	—
Change in fair value of put option	—	(33)	(30)

Income before income taxes	16,920	9,791	12,325
Income tax expenses	(2,167)	(1,933)	(2,812)

Net income	14,753	7,858	9,513
Less: net income attributable to the noncontrolling interest	(926)	(806)	(659)

Net income attributable to TechFaith	$13,827	$7,052	$8,854

Net income attributable to TechFaith per share
Basic	$0.02	$0.01	$0.01

Diluted	$0.02	$0.00	$0.01

Net income attribute to TechFaith per ADS
Basic	$0.26	$0.15	$0.17

Diluted	$0.26	$0.07	$0.17

Weighted average shares outstanding
Basic	794,003,193	685,868,082	794,003,193

Diluted	794,003,193	811,983,427	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	March 31,	March 31,	December 31,
	2011	2010	2010
		(As adjusted)(1)	(As adjusted)(1)
Assets
Current assets:
Cash and cash equivalents	$214,732	$162,421	$198,536
Accounts receivable	17,275	17,740	19,241
Notes receivable	52	—	—
Amounts due from a related party	5,926	2,622	8,061
Inventories	17,493	24,178	17,745
Prepaid expenses and other current assets	16,597	13,666	7,997
Deferred tax assets-current	160	—	163

Total current assets	272,235	220,627	251,743

Plant, machinery and equipment, net	42,209	20,245	41,832
Construction in progress	3,444	23,965	2,576
Acquired intangible assets, net	2,688	3,235	2,799
Goodwill	1,848	1,848	1,848
Other asset	—	—	3,155

Total assets	322,424	269,920	303,953

Liabilities and equity
Current liabilities:
Current portion of long term payable	—	687	—
Accounts payable(including accounts payable of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $12, $nil and $nil as of March 31, 2010, December 31, 2010 and March 31, 2011, respectively)	9,358	9,952	7,819
Amounts due to related parties	46	701	46
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $800, $1,272and $856 as of March 31, 2010, December 31, 2010 and March 31, 2011, respectively)	15,056	10,408	15,195
Advance from customers(including advance from customers of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $379, $339 and $174 as of March 31, 2010, December 31, 2010 and March 31, 2011, respectively)	8,623	5,494	7,450
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $10, $nil and $nil as of March 31, 2010, December 31, 2010 and March 31, 2011, respectively)	298	1,031	291
Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China Techfaith Wireless Communication Technology Limited, $732, $1,282 and $167 as of March 31, 2010, December 31, 2010 and March 31, 2011, respectively)	2,332	2,221	3,175

Total current liabilities	35,713	30,494	33,976
Convertible notes and embedded derivatives	—	14,686	—
Long-term loan	290	—	290
Deferred tax liability-noncurrent	131	170	140

Total liabilities	36,134	45,350	34,406

Equity
Ordinary shares	16	14	16
Additional paid-in capital	139,495	126,292	139,495
Accumulated other comprehensive income	33,088	23,801	31,098
Statutory reserve	16,679	10,993	16,679
Retained earnings	89,924	60,995	76,097

Total Techfaith shareholders’ equity	279,202	222,095	263,385

Noncontrolling interest	7,088	2,475	6,162

Total equity	286,290	224,570	269,547

Total liabilities and equity	$322,424	$269,920	$303,953

Note:

(1)
The Company subsequently reconsidered the accounting of the issuance of the Notes in 2009 and decided to restate its 2009 financial statement to reflect a more proper accounting treatment. Previously, we first allocated a portion of the proceeds to the embedded derivatives at fair value, and then allocated the remaining proceeds to the debt host. Since the fair value of embedded derivatives exceeded the net proceeds of the Notes, a debit amount of US$3.2 million for the debt host was recorded at issuance date. We then accreted the residual amount (the residual amount of the debt host after deducting the embedded derivatives) to the amount due on the redemption of the Notes over the life of the debt instrument assuming no conversion on redemption. Subsequently, to reflect a more proper accounting treatment, we have recognized the embedded derivatives at their fair value of US$12.8 million and recognized the difference between that amount and the amount of the net proceeds as a loss upon the issuance of the Notes. As a result, the interest expense in relation to the Notes was adjusted from US$265,000 to US$56.0 and the net income for the three months period ended March 31, 2010 was adjusted from US$6.9 million to US$7.1 million.